

January 31, 2020

Kris Sennesael
Chief Financial Officer
Skyworks Solutions, Inc.
5211 California Avenue
Irvine, California 92617

> **Re: Skyworks Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2019**
> **Filed November 14, 2019**
> **File No. 001-05560**

Dear Mr. Sennesael:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 27, 2019

Financial Statements
Notes to Consolidated Financial Statements
15. Segment Information and Concentrations, page 56

1. We note your disclosure that you have a single reportable operating segment. However, we note from your earnings calls and investor presentations, that you tend to discuss the business in terms of several markets, including your mobile business, broad markets, infrastructure markets and automotive. We also note from your website that you currently have a General Manager for each of the mobile solutions and broad market businesses. It also appears that your 2018 acquisition of Avnera expanded your broad markets business. In light of these facts and changes in your business, please tell us how you have evaluated your business for the existence of additional operating segments under the guidance in ASC 280-10-50-1. As part of your response, please provide us the following information:
   - Please tell us the role of the CODM and each of the individuals that report to the

           CODM;
- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
- Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared;
- Please explain to us the responsibilities of each General Manager of the mobile solutions and broad markets businesses, tell us who they report to, and how they are compensated, and;
- Tell us the types of financial information available for each of the mobile business and broad markets business, and what costs are allocated or not allocated to each of those businesses.

2. We note that you disclose revenue disaggregated by geographic region. Please tell us how you have considered disaggregating revenue further such as by products or markets in accordance with ASC 606-10-50-5. In this regard, we note that your website and earnings calls disclose revenue in terms of different market categories such as mobile, broad markets, automotive, and internet of things. Please consider the guidance in ASC 606-10-55-89 through 55-91 in your response.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing